UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

Office A-E, 33/F, King Palace Plaza

55 King Yip Street, Kwun Tong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Director

On July 29, 2025, Mr. Ng Yi To, Peter (“Mr. Ng”) tendered his resignation as an executive director of the of New Century Logistics (BVI) Limited (the “Company”), effective August 1, 2025. Mr. Ng’s resignation was not a result of any disagreement with the Company’s operation, policies or procedures.

The board of directors (the “Board”) of the Company would like to express its sincere gratitude to Mr. Ng for his contributions to the Company during his tenure of office.

Appointment of Directors and Change in Composition of Board Committees

The Board further announces the following appointments and changes to the composition of the Board committees effective August 1, 2025:

(1)	Mr. Shing Kwan Lam, Henry (“Mr. Lam”) has been appointed as an executive director;

(2)	Mr. Long Kin Liu (“Mr. Liu”) has been appointed as an executive director;

(3)	Mr. Ho Kwan Wong (“Mr. Wong”) has been appointed as independent non-executive director; and

(4)	in place of Mr. Kwong Sang Liu, the then chairman of the audit committee of the Board, Mr. Wong, has been appointed to serve as a new Chairman of the Audit Committee.

After the changes described above and effective from August 1, 2025,

●	the Board will consist of seven Directors, including three Executive Director, namely Mr. Ching Shun Ngan (“Mr. Ngan”), Mr. Lam and Mr. Liu, and four Independent Directors, namely Ms. Jay S.L. Ma (“ Ms. Ma”), Mr. Kwong Sang Liu, Mr. Kwok Wan Lee and Mr. Wong;
●	the audit committee consists of Mr. Liu Kwong Sang, Mr. Kwok Wan Lee, Ms. Ma, and Mr. Wong with Mr. Wong serving as the chairman of the audit committee.

Set forth below is certain biographical information regarding the background and experience of Mr. Lam, Mr. Liu and Mr. Wong:

Mr. Shing Kwan Lam, Henry, aged 49, has over 20 years of extensive experience in the international logistics industry. With more than 10 years of senior management experience, he possesses a deep understanding of the complexities and dynamics of global supply chains. In addition to serving as an Executive Director, Mr. Lam is also a Director of the Company's subsidiary New Century Logistics Co., Ltd., where he contributes to strategic decision-making and operational excellence. His leadership and expertise have been instrumental in driving growth and innovation within the organization.

Mr. Long Kin Liu, aged 30, has served as an executive director at Elegance Optical International Limited in 2018. Prior to this, Mr. Liu has served as an auditor at Binder Dijker Otte in 2017 and an assistant to president at Jetsino Investment Limited in 2015. He has approximately ten years of financial experience. Mr. Liu graduated with a Master in Science and Marketing degree from New York University and a Bachelor of Science in Global Finance and Business Economics from Fordham University.

Mr. Ho Kwan Wong, aged 36, has served as independent auditor over 14 years of experience in external audit, serving a diverse clientele ranging from private enterprises to listed corporations. With a distinguished career that includes four years as a Director at a top-tier professional audit firm in Hong Kong, he has demonstrated strong leadership, regulatory compliance expertise, and a proven ability to enhance internal controls and mitigate risks. Mr. Wong holds a Bachelor of Business Administration in Accounting from Southern Cross University, Australia, and is a certified member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. Currently, Mr. Wong has been acting as Engagement Director at Jon Gepsom CPA Limited since November 2024, he previously held the dual roles of Engagement Director and Engagement Quality Control Reviewer at Elite Partners CPA Limited from January 2020 to September 2024, where he led audit engagements across multiple industries, including mining, manufacturing, fintech, and pre-IPO preparations. Prior to these, Mr. Wong has served as a Senior Manager at HLB Hodgson Impey Cheng Limited, specializing in risk assessment and financial reporting.

The Board has determined that Mr. Wong qualifies as independent director under the applicable rules and regulations of the SEC and NASDAQ Rule 5605(a)(2), based on an evaluation of the relationships between the Company and Mr. Wong.

There are no family relationships among the directors or executive officers of the Company.

There is no arrangement or understanding between Mr. Lam, Mr. Liu, and Mr. Wong, and any other person pursuant to which they were selected as directors or executive officers of the Company.

There are no transactions in which Mr. Lam, Mr. Liu, and Mr. Wong, or their immediate family members have an interest requiring disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Wong meet the applicable independence requirements for chairman of the Audit Committee under Section 301 of the Sarbanes-Oxley Act of 2002, as amended, Rule 10A-3(b)(1) of the Exchange Act, as amended, and Rule 5605(c)(2) of the NASDAQ Marketplace Rules.

The Board has further determined that each of Mr. Wong and Mr. Liu Kwong Sang qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on their respective education, experience, and professional background.

The Board believes Mr. Lam, Mr. Liu, and Mr. Wong will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Lam, Mr. Liu, and Mr. Wong on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Name:	Ching Shun Ngan
Title:	Chief Executive Officer

Date: August 5, 2025